Exhibit 99.1

SPI Appoints 20+ Year Finance Veteran Janet Jie Chen as CFO

SVP Finance Chris Wang Appointed as CFO of Phoenix Motorcars

Santa Clara, CA / June 24, 2021

SPI Energy Co., Ltd. (NASDAQ:SPI), a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, today announced the appointment of Janet Jie Chen as its new Chief Financial Officer. Ms. Chen will oversee company’s worldwide finance and accounting organization and will report directly to Xiaofeng Peng, Chairman and Chief Executive Officer of SPI Energy.

“I am pleased to welcome Janet to our executive management team at this pivotal point in our growth trajectory,” said Mr. Xiaofeng Peng. “Her experience and expertise are precisely what we need as we move into the next phase of our growth. With Janet’s appointment, we have a strong management team in place to continue the execution of our strategy to drive revenue growth and continued margin expansion.”

Ms. Chen has over two decades’ experience in auditing, accounting, business reorganization, merger & acquisitions, IPOs, and SEC reporting, including 7 years at a big international audit firm. She has rich experience and expertise in providing US GAAP related financial and internal control advisory services. She is a member of CICPA and FCCA.

“Joining SPI Energy provides me with an exciting opportunity to work with a highly committed and professional executive team to deliver on an ambitious global growth strategy,” said Ms. Chen.

Concurrently with Ms. Chen’s appointment, Chris Wang, previously SVP of Finance of SPI, has been appointed as CFO of the Company’s wholly owned Phoenix Motorcars subsidiary to support and lead its planned spinoff and IPO.

“Successfully spinning off Phoenix Motorcars will enable us to unlock significant value for our shareholders and provide the necessary resources to fully capitalize on the opportunities ahead,” continued Mr. Xiaofeng Peng. “I am confident the addition of Chris to Phoenix’s world-class management team will help move us forward toward our goal of making Phoenix the leader in sustainable transportation.”

About SPI Energy

SPI Energy Co., Ltd. (SPI) is a global renewable energy company and provider of solar storage and electric vehicle (EV) solutions for business, residential, government, logistics and utility customers and investors, The Company provides a full spectrum of EPC services to third party project developers, as well as develops, owns and operates solar projects that sell electricity to the grid in multiple countries, including the U.S., the U.K., Greece, Japan and Italy. The Company has its US headquarters in Santa Clara, California and maintains global operations in Asia, Europe, North America and Australia. SPI is also targeting strategic investment opportunities in green industries such as battery storage and charging stations, leveraging the Company's expertise and growing base of cash flow from solar projects and funding development of projects in agriculture and other markets with significant growth potential.

For more information on SPI Energy and its subsidiaries, the Company recommends that stockholders, investors and any other interested parties read the Company's public filings and press releases available under the Investor Relations section at www.SPIgroups.com or available at www.sec.gov.

About Phoenix Motorcars

Phoenix Motorcars is a leader in developing medium-duty electric vehicles for commercial markets with a primary focus on class 3 & 4 vehicles, and EV charging solutions. Phoenix Motorcars strives to provide fleets with clean transportation and renewable energy through advanced technology solutions and remains committed to excellence in electric vehicle innovation. Phoenix Motorcars offers a range of vehicle configurations, including shuttle buses, utility trucks, service trucks, flatbed trucks, walk-in vans, cargo trucks and school buses, and full range of residential and commercial EV charging solutions. For more information, please visit www.phoenixmotorcars.com.

Forward-Looking Statements

This press release contains forward-looking statements, as that term is defined in the Private Litigation Reform Act of 1995, that involve significant risks and uncertainties. Forward-looking statements can be identified through the use of words such as may," "might," "will," "intend," "should," "could," "can," "would," "continue," "expect," "believe," "anticipate," "estimate," "predict," "outlook," "potential," "plan," "seek," and similar expressions and variations or the negatives of these terms or other comparable terminology. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect the Company's current expectations and speak only as of the date of this release. Actual results may differ materially from the Company's current expectations depending upon a number of factors. These factors include, among others, the coronavirus (COVID-19) and the effects of the outbreak and actions taken in connection therewith, adverse changes in general economic and market conditions, competitive factors including but not limited to pricing pressures and new product introductions, uncertainty of customer acceptance of new product offerings and market changes, risks associated with managing the growth of the business, and those other risks and uncertainties that are described in the "Risk Factors" section of the Company's annual report filed on Form 20-F filed with the Securities and Exchange Commission. Except as required by law, the Company does not undertake any responsibility to revise or update any forward-looking statements.

SPI Energy Co., Ltd.

Contact:

IR Department
ir@spigroups.com

Dave Gentry
RedChipCompanies, Inc.
Phone:(407) 491-4498
dave@redchip.com

SOURCE: SPI Energy Co., Ltd.